

July 28, 2010

Ms. Loretta V. Cangialosi
Senior Vice President and Controller
(Principal Accounting Officer and
Duly Authorized Officer)
Pfizer Inc.
235 East 42nd Street
New York, NY 10017

> **Re:** **Pfizer Inc.**
> **Form 10-Q for the Period Ended April 4, 2010**
> **Filed May 13, 2010**
> **File Number: 001-03619**

Dear Ms. Cangialosi:

We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where the comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide in response to this comment, we may have additional comments and/or request that you amend your filing.

1. A July 20, 2009 Wall Street Journal Article titled "Drug Makers Criticized for Co-Pay Subsidies" mentions the company among others as providing these "co-pay subsidies." We are unable to find any disclosure of them in your filing. Please revise your disclosure to include a description, dollar amount for each period presented and your accounting treatment for these arrangements. In addition, it appears that you participate in patient assistance programs. Please revise your disclosure to include a description, the dollar amount for each period presented and your accounting treatment for these programs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant at (202) 551-3658 or me at (202) 551-3679 with any questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant